Exhibit 10.29

Offer Letter

Elizabeth Linardos                                   Dear Elizabeth,

This offer letter sets forth the revised terms of your employment with Desktop Metal, Inc. (the “Company”) effective July 17, 2020 (the “Effective Date”), and supersedes the terms of your prior Offer Letters, dated November 6, 2017 and July 17, 2020 (the “Prior Offer Letters”).

September 28, 2020

As of the Effective Date, you will serve as the Company’s Chief Financial Officer. Your base salary will be $280,000 annually beginning on the Effective Date which will be paid semi-monthly in accordance with Desktop Metal’s standard payroll procedures. You are eligible to receive a $40,000 bonus related to agreed upon performance milestones of which $24,000 has already been paid. You will be eligible to receive the remaining $16,000, if earned, upon reaching the Company agreed milestone which will be paid on the next applicable pay cycle following such date and subject to your continued employment with the Company through the achievement of the milestone. You have been granted an option to purchase 420,000 shares of the Company’s common stock with a vesting period of 25% upon the one-year anniversary of the vesting commencement date and 1/48 monthly thereafter with an exercise price equal to the fair market value per share on the date the option was granted.

In connection with your revised employment terms, the Company’s Board of Directors has approved the following with respect to all of your stock options: (i) the acceleration of vesting of your outstanding and unvested options effective upon the closing of the transactions contemplated by the Agreement and Plan of Merger, dated as of August 26, 2020, by and among Trine Acquisition Corp., Sparrow Merger Sub, Inc. and the Company (the “Trine Transaction”), such that 50% of any options that are then unvested shall immediately vest upon such closing, subject to your continued employment with the Company through such date and (ii) if, within six months following the closing of the Trine Transaction, your employment with the Company is terminated by the Company without Cause (as defined below) or by you for Good Reason (as defined below), all of your then unvested stock options shall become vested on such date of your termination from the Company and (iii) the extension of your option exercise period with respect to your vested options (including any vested options as a result of the acceleration noted in (i) or (ii) will be extended from 90 days to five years following your termination or resignation of employment no matter the reason for the termination (whether voluntary or involuntary), subject to earlier termination in connection with a corporate event in which the acquirer in such event cashes out and terminates Company options.

In the event that the closing of the Trine Transaction does not occur, then upon the closing of a Change of Control (as defined below), 50% of any options that are then unvested shall immediately vest upon such closing, subject to your continued employment with the Company through such date, and, if, within six (6) months following the date of the such Change in Control, your employment is terminated without Cause by the Company, or you resign for Good Reason, the remaining unvested portion of the option shall become immediately vested on such date of termination from the Company. For purposes of this offer letter, “Change in Control” shall mean one or a series of related transactions after the date hereof (other than the Trine Transaction) resulting in (i) the consummation of a sale, transfer or other disposition of all or substantially all of the assets of the Company (determined on a consolidated basis) after the grant date to any person other than the Company or any of its direct or indirect subsidiaries or affiliates, (ii) any transfer of voting power with respect to the Company’s capital stock after the date of this Agreement (whether effected by agreement among stockholders, irrevocable proxy, voting trust, issuance or transfer of capital stock, merger, consolidation or other reorganization or means, including a reorganization under bankruptcy or insolvency laws) if, as a result of such transfer, a person or group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and related regulations) who are not stockholders of the Company as of the date of this Agreement, become direct or indirect beneficial owners of shares of capital stock possessing voting power sufficient to elect a majority of the Board of Directors of the Company, (iii) a Reorganization Event that constitutes a “change in control event” as defined under Treasury Regulation Section 1.409A-3(i)(5)(i); or (iv) a change of control as determined by the Board of Directors of the Company.

The Company will execute a letter amendment to your current stock options agreements reflecting the foregoing provisions the same day you execute this offer letter.

In the event your employment with the Company is terminated by the Company without Cause (as defined below), then, subject to your execution and delivery to the Company of a formal separation agreement in a form provided by the Company (which will contain among other terms, a general release of claims against the Company, but that will not require you to release claims to vested equity, your rights under this offer letter, your vested benefits or your rights to indemnification and defense and non-competition obligations to last for a period of 12 months following your termination of employment that are otherwise substantially similar to the noncompetition obligations in your current non-competition agreement (a “Separation Agreement”)) that becomes effective and irrevocable within sixty (60) days following such termination of employment and will be provided to you on your day of termination, you will receive the following: (A) six months of severance payments (“Severance Payments”) in the form of base salary continuation at your then-current monthly rate after your termination from employment (the “Severance Period”); and (B) if you are covered under the Company’s group health plan at the time of such termination or resignation and you timely elect to continue such coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), the Company will pay the employer’s portion of the premium for health, dental and vision coverage for you and your covered dependents through the earlier of the end of the Severance Period and the date you and your covered dependents, if any, become eligible for coverage under another employer’s plan(s) (and you agree to promptly notify the Company of such eligibility). The Severance Payments will be payable in substantially equal installments in accordance with the Company’s standard payroll policies, less applicable withholdings, with such installments to commence on the first payroll date following the date the Separation Agreement becomes effective and irrevocable and with the first installment to include any amount that would have been paid had the Separation Agreement been effective and irrevocable on your termination date.

Solely for the purposes of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), each Severance Payment or other installment payment pursuant to this offer letter is considered a separate payment. Notwithstanding anything in this offer letter to the contrary, no amount deemed deferred compensation subject to Section 409A of the Code shall be payable pursuant to this letter unless your termination of employment constitutes a “separation from service” with the Company within the meaning of Section 409A (a “Separation from Service”). Notwithstanding anything in this offer letter to the contrary, if at the time of your Separation from Service, you are considered a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, and if any payment that you become entitled to under this offer letter would be considered deferred compensation subject to interest, penalties and additional tax imposed pursuant to Section 409A of the Code as a result of the application of Section 409A(a)(2)(B)(i) of the Code, then no such payment shall be payable prior to the date that is the earlier of (i) six months and one day after the your date of termination, or (ii) your death. In that event, any installments that are required to be delayed for the six month period shall be accumulated during that period and paid in a lump sum on the earlier of the dates set forth in clauses (i) or (ii) of the previous sentence. The parties intend that this offer letter will be administered in accordance with Section 409A of the Code. To the extent that any provision of this offer letter is ambiguous as to its compliance with Section 409A of the Code, the provision shall be read in such a manner so that all payments hereunder comply with Section 409A of the Code. The parties agree that this of may be amended, as reasonably requested by either party, and as may be necessary to fully comply with Section 409A of the Code and all related rules and regulations in order to preserve the payments and benefits provided hereunder without additional cost to either party. To the extent that any reimbursements payable pursuant to this offer letter are subject to the provisions of Section 409A of the Code, any such reimbursements shall be paid to you no later than December 31 of the year following the year in which the expense was incurred, the amount of expenses reimbursed in one year shall not affect the amount eligible for reimbursement in any subsequent year, and your right to reimbursement under this offer letter will not be subject to liquidation or exchange for another benefit.

For purposes of this offer letter, “Cause” shall mean your violation of a Company policy or rule; your breach, attempted breach, or violation of any non-competition or non-solicitation agreement you have with the Company; your failure to materially perform job duties and responsibilities reasonably expected of your position; your arrest for, conviction of, or plea of guilty, nolo contendere, or no contest to any felony or a misdemeanor involving moral turpitude, deceit, dishonesty, or fraud; your dishonest statements or acts with respect to or affecting the Company; your gross negligence, willful misconduct or insubordination; or other conduct by you that could be harmful to the business, interests or reputation of the Company. For purposes of this offer letter, “Good Reason” shall mean (i) the Company relocates you or requires you to be based, in either case, more than 35 miles from the Company’s current Burlington, MA location, (ii) your job responsibilities are materially reduced, or (iii) your base salary is materially reduced; provided, that, in the case of any of the foregoing, the condition that constitutes Good Reason continues beyond thirty (30) days after you have provided the Company written notice that you believe in good faith that such condition giving rise to such claim of Good Reason has occurred, so long as such notice is provided within ninety (90) days after the initial existence of such condition and you leave employment within 30 days after you provided the Company written notice of the Good Reason and it failed to cure same.

Additional Information relevant to the position:

•                                          We have a flexible vacation policy. We expect employees to coordinate with their team and manager as to when is the best time to take vacation.

•                                          Health, Vision, and Dental insurance / FSA

•                                          Short Term and Long Term Disability Insurance, and Life Insurance (100% of annual earnings).

•                                          We offer a 401k retirement savings plan through Fidelity Investments.

•                                          You are eligible to receive any unpaid portions of the Trine Transaction $40K bonus previously approved,

•                                          The Invention and Non-Disclosure Agreement and a Non-Competition and Non-Solicitation Agreement you previously executed remain in full force and effect. You represent that you are not bound by any employment contract, restrictive covenant or other restriction preventing you from continuing employment with or carrying out your responsibilities for the Company, or which is in any way inconsistent with the terms of this letter.

This offer letter, your stock option agreements, as amended as stated herein, and the Company’s 2015 Stock Incentive Plan constitute the full and entire understanding and agreement between you and the Company with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof, including the Prior Offer Letters, are expressly canceled. Upon the execution and delivery of this offer letter, the Prior Offer Letters are of no further force and effect. This offer letter is binding on the Company’s successors and assigns.

Desktop Metal reserves the right to conduct background investigations and/or reference checks on all of its potential employees. We look forward to a beneficial and productive relationship. Nevertheless, you should be aware that your employment with the Company is for no specified period and constitutes at will employment. As a result, you are free to resign at any time, for any reason or for no reason. Similarly, the Company is free to conclude its employment relationship with you at any time, with or without Cause, and with or without notice. We request that, in the event of without Good Reason resignation, you give the company at least two weeks’ notice.

To accept the revised employment terms described in this offer, please sign the enclosed copy of this letter and return it to me. We are confident you will be able to make a significant contribution to the success of our company and look forward to working with you to build an industry leading company.

Sincerely,

/s/ Amy E Buntel
Amy E Buntel
Director of People Operations

I accept the offer as outlined above.

/s/ Elizabeth Linardos
Elizabeth Linardos